Exhibit 10.15

NI 43-101 Technical Report
Nkamouna and Mada Cobalt Projects,
Cameroon

Prepared for

Geovic Ltd. & Geovic Mining Corp.
on behalf of Geovic Cameroon, PLC

March 12, 2007

9402.01

Prepared by

Pincock, Allen & Holt

Frederick L. Barnard, Ph.D.
Richard J. Lambert, P.E.
Alan C. Noble, P.E.

CONTENTS	Page
1.0 EXECUTIVE SUMMARY
	1.1 Overview	1.1
	1.2 Location	1.1
	1.3 Project Ownership	1.2
	1.4 Geology	1.2
	1.5 Mineralization	1.2
	1.6 Exploration	1.3
	1.7 Resource Modeling	1.3
	1.8 Resource Statement	1.4
	1.9 Reserve Estimate	1.6
	1.10 Mining	1.7
	1.11 Mine Design	1.7
	1.12 Mine Operations	1.7
	1.13 Metallurgy	1.8
	1.14 Processing	1.10
	1.15 Tailings Disposal and Management	1.11
	1.16 Site Water Management	1.11
	1.17 Ancillary Facilities	1.12
	1.18 Regional Infrastructure	1.12
	1.19 Implementation Plan	1.13
	1.20 Reclamation and Closure	1.13
	1.21 Cobalt and Nickel Sales	1.13
	1.22 Project Economic Model	1.13
	1.22.1 Base Case Evaluation	1.14
	1.23 Study Conclusions	1.15
	1.23.1 Adequacy of Procedures	1.18
	1.23.2 Adequacy of Data	1.18
	1.23.3 Adequacy of Preliminary Feasibility	1.18
	1.23.4 Compliance with Canadian NI 43-101 Standards	1.18
	1.24 Study Recommendations	1.19
2.0 IINTRODUCTION AND TERMS OF REFERENCE		1.1
	2.1 Terms of Reference	2.1
	2.2 Purpose of the Technical Report	2.1
	2.3 Sources of Information	2.1
	2.4 Site Visit	2.2
	2.5 Terms and Definitions	2.3

Page i

CONTENTS (Continued)	Page
3.0 RELIANCE ON OTHER EXPERTS		3.1
4.0 PROPERTY DESCRIPTION AND LOCATION		4.1
	4.1 Property Description	4.1
	4.2 Property Area	4.4
	4.3 Location	4.4
	4.4 Prospecting, Exploration and Mining Rights	4.4
	4.4.1 Project Ownership	4.4
	4.4.2 Mineral Tenure	4.5
	4.4.3 Property Survey	4.5
	4.4.4 Surface Land Ownership	4.5
	4.5 Environmental and Permitting	4.7
	4.6 Permits Required for Property Development	4.8
5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, AND INFRASTRUCTURE		1.1
	5.1 Access	5.1
	5.2 Climate	5.1
	5.3 Vegetation	5.3
	5.4 Physiography	5.3
	5.5 Infrastructure	5.4
6.0 HISTORY		6.1
	6.1 Production History	6.2
7.0 GEOLOGIC SETTING		7.1
	7.1 Regional Geologic Setting	7.1
	7.2 Regional Metallogeny	7.1
	7.3 Deposit Geology	7.4
8.0 DEPOSIT TYPES		8.1
	8.1 Laterite Deposits	8.1
	8.2 Alluvial Deposits	8.2

Page ii

CONTENTS (Continued)	Page
9.0 MINERALIZATION		.1
	9.1 Laterites	9.1
	9.1.1 Laterite Stratigraphy	9.1
	9.1.2 Laterite Mineralogy	9.4
10.0 PROJECT EXPLORATION		10.1
11.0 DRILLING		11.1
	11.1 Sample Openings	11.1
12.0 SAMPLING METHODOLOGY		12.1
	12.1 Pit Sampling	12.1
	12.2 Trench Sampling	12.1
	12.3 Drill Hole Sampling	12.1
13.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY		13.1
	13.1 Sample Preparation	13.1
	13.2 Assaying	13.4
	13.2.1 Sample Preparation for Assaying	13.5
	13.2.2 Laboratory Qualifications	13.5
	13.2.3 Laboratory Methods	13.5
	13.3 Bulk Samples	13.5
	13.4 Inter-Laboratory Comparisons	13.5
	13.5 Quality Control	13.6
	13.5.1 Actlabs Quality Control	13.6
	13.5.2 Geovic Sample Splits	13.6
	13.5.3 Geovic Standards	13.8
	13.6 Excluded Samples and Reasons	13.8
14.0 DATA VERIFICATION		14.1
	14.1 PAH Samples	14.1
15.0 ADJACENT PROPERTIES		15.1

Page iii

CONTENTS (Continued)	Page
16.0 METALLURGICAL TESTING AND MINERAL PROCESSING		16.1
	16.1 Metallurgical Testwork	16.1
	16.1.1 Physical Upgrading Tests	16.2
	16.1.2 Leaching and Metal Recovery Testing	16.5
	16.1.3 Metallurgical Performance	16.6
	16.1.4 Testwork Summary and Conclusions	16.7
	16.2 Process Description	16.7
	16.2.1 Physical Upgrading (PUG)	16.8
	16.2.2 Metals Recovery Plant (MRP)	16.8
	16.2.3 Leaching	16.12
	16.2.4 Solution Purification	16.13
	16.2.5 Manganese Raffinate Neutralization	16.13
	16.2.6 Solvent Extraction	16.14
	16.2.7 Pyrohydrolysis	16.14
	16.2.8 Reagents	16.16
	16.3 Tailings Disposal	16.16
	16.4 Process Water Balance	16.17
17.0 MINERAL RESOURCE		17.1
	17.1 Nkamouna Resource Model	17.1
	17.2 Modeling Coordinate System	17.2
	17.3 Block-Model Location and Size Parameters	17.2
	17.4 Pit and Drill Hole Data	17.4
	17.4.1 Collar Data	17.4
	17.4.2 Lithologic Data	17.4
	17.4.3 Assay Data	17.6
	17.4.4 Conversion of Collar, Lithology, and Assay Data for
	Resource Estimation	17.7
	17.4.5 Estimation of Missing Manganese Assays from Cobalt	17.7
	17.5 Topographic Model	17.10
	17.6 Compositing	17.10
	17.7 Lithologic Surface Models	17.10
	17.8 Top of Mineralization Surface Model	17.11
	17.9 Construction of the Unfolded Model	17.11

Page iv

CONTENTS (Continued)	Page
	17.10 Basic Statistics by Lithologic Unit	17.12
	17.10.1 Cobalt Grade Distributions	17.16
	17.11 Grade Zone Models	17.19
	17.12 Variograms	17.21
	17.12.1 Cobalt Low-Grade Zone Variograms	17.21
	17.12.2 Cobalt Mid-Grade Zone Variograms	17.22
	17.12.3 Cobalt High-Grade Zone Variograms	17.22
	17.12.4 Nickel Low-Grade Zone Variograms	17.22
	17.12.5 Nickel High-Grade Zone Variograms	17.23
	17.12.6 Manganese Variograms	17.23
	17.13 Grade Estimation	17.23
	17.14 Sample Grid-Spacing Model	17.27
	17.15 Resource Classification Model	17.27
	z17.15.1 Comparison of Inverse Distance and Nearest
	zNeighbor Models	17.27
	17.16 Resource Summary	17.29
	17.17 Estimation of Mining Dilution	17.29
	17.18 Recommendations	17.33
	17.18.1 Cobalt and Nickel Recoveries	17.34
	17.18.2 Density and Specific Gravity	17.34
	17.18.3 Pit Design	17.35
	17.18.4 Mineral Reserve Statement	17.35
	17.19 Mada Resource Model	17.37
	17.20 Sample Data	17.38
	17.21 Topographic Data	17.38
	17.22 Grade Distributions	17.42
	17.22.1 Cobalt Grade	17.42
	17.22.2 Nickel Grade	17.43
	17.23 Lithologic Surfaces	17.44
	17.24 Resource Estimation Method	17.44
	17.25 Resource Classification	17.44
	17.26 Summary and Conclusions	17.46
	17.26.1 Adequacy of Procedures	17.46
	17.26.2 Adequacy of Data	17.46
	17.26.3 Compliance with Canadian NI 43-101 Standards	17.46
18.0 OTHER RELEVANT DATA AND INFORMATION		18.1
19.0 INTERPRETATION AND CONCLUSIONS		19.1
	19.1 Study Conclusions	19.1

Page v

CONTENTS (Continued)	Page
20.0 RECOMMENDATIONS		20.1
21.0 REFERENCES		21.1
22.0 ILLUSTRATIONS		22.1
23.0 ADDITIONAL REQUIREMENTS FOR DEVELOPING OR PRODUCING PROPERTIES		23.1
	23.1 Mining	23.1
	23.2 Cobalt and Nickel Recoveries	23.2
	23.3 Markets and Metal Prices	23.4
	23.4 Capital and Operating Costs	23.4
	23.4.1 Capital Cost Summary	23.4
	23.4.2 Operating Cost Summary	23.6
	23.4.3 Unit Operating Costs	23.7
	23.5 Economic Analysis	23.7
	23.5.1 Financial Statements	23.12
	23.6 Cameroon Taxes	23.12
	23.6.1 Depreciation and Amortization	23.15
	23.7 Other Major Assumptions and Criteria	23.15
2.0 CERTIFICATES OF QUALIFIED PERSONS		24.1

APPENDIX A: Statistics for Developing the Manganese Regression Formula
APPENDIX B: Cobalt Grade Distributions
APPENDIX C: Cobalt, Nickel, and Manganese Variograms
APPENDIX D: Cobalt Plan Maps
APPENDIX E: Nickel Plan Maps
APPENDIX F: Resource Classification Plan Maps

Page vi

CONTENTS (Continued)

TABLES

1-1	Mineral Resource Statement	1.5
1-2	Mada Resource Estimate	1.6
1-3	Nkamouna, Mineral Reserve Statement	1.6
1-4	Nkamouna, Process Metallurgical Design Summary	1.14
1-5	Nkamouna, Economic Evaluations	1.12

4-1	Nkamouna, Mine Permit Boundary	4.6
4-2	Nkamouna, Southeast Cameroon Land Uses	4.6

9-1	Laterite Stratigraphy	9.3
9-2	Selected Minerals in Laterite Profile	9.5
9-3	Lateritic Nickel-Cobalt Deposits World-wide	9.8

11-1	Exploration Sample Openings	11.1

13-1	Nkamouna Sample Standards, “Filtered” Results	13.8

14-1	Analyses of PAH Samples Collected at Nkamouna	14.2

16-1	Mini-Bulk Sample Pilot Plant Testing	16.4
16-2	Pilot Plan Results	16.5
16-3	PUG Concentrate Design Base Analysis	16.12
16-4	MRP Annual Productions	16.12

17-1	Block Model Size and Location Parameters for the Flat Model	17.3
17-2	Block Model Size and Location Parameters for the Unfolded Model	17.3
17-3	Block Model Size and Location Parameters for the Mineable Resource Model	17.3
17-4	Summary of Samples Used for Resource Estimation	17.5
17-5	Summary of Drill Hole Data Not Used for Resource Estimation	17.5
17-6	Summary of Lithologic Codes	17.6
17-7	Summary of Manual Change to Depth of Bottom of Lower Limonite	17.6
17-8	Modification of Assay Data	17.8
17-9	Regression Coefficients for Estimation Manganese from Cobalt	17.9
17-10	Results from Applying Regression Equations to the Test Data Set	17.9
17-11	Basic Statistics for 1-m Composited Cobalt Grade	17.12
17-12	Basic Statistics for 1-m Composited Nickel Grade	17.14
17-13	Basic Statistics for 1-m Composited Manganese Grade	17.14
17-14	Grade Range Parameters and Capping Grades for Cobalt	17.24
17-15	Grade Range Parameters and Capping Grades for Nickel	17.24
17-16	Grade Range Parameters and Capping Grades for Manganese	17.24
17-17	Composite Selection Parameters	17.25
17-18	Composite Selection Parameters	17.26
17-19	Inverse Distance Modeling Statistics and Smoothing Factors	17.26
17-20	Comparison of IDP Model and Nearest Neighbor Models	17.28
17-21	Mineral Resource Statement	17.30
17-22	Economic Parameters for Calculation of the Net Value per Pound Cobalt	17.32
17-23	Mineral Reserve Statement	17.37

Page vii

CONTENTS (Continued)

17-24	Mada Resource Estimate (Sample Spacing up to 1500m, Maximum Extrapolation
	420m)	17.38
17-25	Mada Resource Estimate (Sample Spacing up to 500m, Maximum Extrapolation
	140m)	17.45
17-26	Mada Resource Estimate (Sample Spacing 500 to 1000m, Maximum Extrapolation
	280m)	17.45
17-27	Mada Resource Estimate (Sample Spacing 1000 to 1500m, Maximum Extrapolation
	420m)	17.46

23-1	Capital Expenditure ($US x 1,000)	23.5
23-2	Initial Capital Expenditure (in $US millions)	23.6
23-3	Unit Operating Cost Summary	23.8
23-4	Reserve Case and Base Case Economic Evaluation	23.9
23-5	Annual Income Summary (in US$ millions)	23.13
23-6	Annual Cash Flow Summary (in US$ millions)	23.14
23-7	Depreciation Rates	23.15

FIGURES

4-1	General Location Map for the Nkamouna and Mada Cobalt Project	4.2
4-2	Location of Mining Laterites and Mining Permit Boundary	4.3

5-1	Location and Access Map	5.2

7-1	Regional Geology	7.2
7-2	Regional Stratigraphy	7.3
7-3	Deposit Geology	7.5
7-4	Bedrock Geology	7.6
7-5	Laterite Deposit Stratigraphy	7.8

11-1	Nkamouna Sampling Plan	11.2
11-2	Trench Photo Sampling at Nkamouna Plateau	11.4
11-3	Truck Mounted Reverse-Circulation Drill Rig at Kongo Camp	11.6

12-1	Two Man Pitting Crew	12.2
12-2	Pit, Showing Prior Drill Hole in Far Corner & Four Additional Sampling Channels	12.3

13-1	Sample-Preparation Facility at the Kongo Camp	13.2
13-2	Sample-Preparation Facility at the Knogo Camp	13.3
13-3	Cobalt Assays of Original and Second Splits, Nkamouna	13.6

16-1	Physical Upgrade Plant - Process Flow Diagram, Crushing Circuit	16.8
16-2	Physical Upgrade Plant Plant Flow Diagram, 1,500 tpd Concentrate Attrition Scrubbers	16.9
16-3	Metal Recovery Plant Flowsheet	16.11
16-4	Oxide Recovery Flow Diagram	16.15

17-1	Typical Cross-Section of Pit/Drill Hole Cobalt Grade, Comparing Flat Model and
	Unfolded Model	17.13

Page viii

CONTENTS (Continued)

17-2	Nickel and Manganese Correlation to Cobalt by Lithologic Unit	17.15
17-3	Cumulative Frequency Plots of Cobalt Grade	17.16
17-4	Distributions Fitted for Cobalt Grade	17.17
17-5	Cumulative Frequency Plots of Nickel Grade	17.18
17-6	Cumulative Frequency Plots of Manganese Grade	17.19
17-7	Grade Distributions by Grade Zone for Uncapped, Nearest-Neighbor Cobalt Grade	17.20
17-8	Resource Tonnage by Cobalt Cutoff Grade, Resource Class, and Lithology	17.31
17-9	Resource Cobalt Grade by Cobalt Cutoff Grade, Resource Class, and Lithology	17.31
17-10	Resource Nickel Grade by Cobalt Cutoff Grade, Resource Class, and Lithology	17.32
17-11	Nickel Grade vs. Cobalt Grade for a Constant Net Value per Pound Cobalt of $12	17.33
17-12	As-Mined Topo with Mining Blocks	17.36
17-13	Cobalt Grade-Thickness Using Cutoff of 0.12% Cobalt	17.39
17-14	Thickness of Cobalt Mineralization above 0.12% Cobalt	17.40
17-15	Five-Meter Topographic Contours based on Pit Collar Elevations	17.41
17-16	Lognormal Cumulative Frequency Plot for Cobalt Grade, Mada and Nkamouna Deposits	17.42
17-16	Lognormal Cumulative Frequency Plot for Nickel Grade, Mada and Nkamouna Deposits	17.43

23-1	Typical Pit Advance	23.3
23-2	Economic Sensitivities – Before Tax	23.10
23-3	Economic Sensitivities – After Tax	23.11

Page ix

1.0 EXECUTIVE SUMMARY

1.1 Overview

Geovic, Ltd. (Geovic), through its 60 percent-owned subsidiary Geovic Cameroon PLC (GeoCam), controls exclusive rights to a “world-class” cobalt-nickel laterite province located in southeastern Cameroon. Pincock, Allen & Holt (PAH) conducted a Pre-Feasibility Study (PFS) for the Nkamouna Project in a report dated March 24, 2006. The Nkamouna project, one of seven regional laterite deposits, contains 53 million tonnes of proven and probable mineral reserves at average grades of 0.24 percent cobalt and 0.72 percent nickel. PAH also reviewed a report titled “Resource Estimate for the Mada Cobalt Deposit, East Province, Republic of Cameroon”, dated November 30, 2005, prepared by Alan C. Noble P.E., Ore Reserves Engineering, Lakewood, Colorado, USA. The Mada deposit, another of the seven regional laterite deposits, contains 145 million tonnes of inferred mineral resources at average grades of 0.21 percent cobalt, 0.48 percent nickel, and 1.15 percent manganese.

Distinctive features of these deposits allow inexpensive and efficient concentration and leach processing methods, unlike those at any other mining project in the world. The unusually coarse accretions of hard cobalt mineralization in these particular Cameroonian deposits can be concentrated in grade by a factor of three. This concentrate is readily leached at atmospheric pressure with low consumption of sulfurous acid in only 6 hours of agitation at 70o C.

The operating plan for Nkamouna includes a shallow open pit mine followed by processing with conventional equipment and proven technology to recover 158 million pounds of cobalt and 129 million pounds of nickel over an initial 21-year project life. This production is equivalent to annual average rates of 3,300 tonnes of cobalt and 2,700 tonnes of nickel. Based on total annual worldwide cobalt production of 57,500 tonnes in 2006, annual production of 6 percent of the world’s total production would make the Nkamouna project a “world-class” producer. Significant additional mineral areas, including Mada, occur adjacent to the Nkamouna plant that may extend the project life for many years.

This Technical Report has two components, the proven and probable reserves at the Nkamouna Project which is based on the preliminary feasibility study, and the inferred resources at the Mada Project. This Technical Report is based in part on information prepared by other parties. PAH has relied primarily on information provided as part Mr. Noble’s report for Mada. Mr. Noble prepared the report under contract to Geovic, Ltd. He is an associate of PAH and has worked on other projects, including Nkamouna as a PAH associate.

1.2 Location

Geovic’s Cobalt-Nickel Project is located in the Haut Nyong district, East Province of Cameroon, Africa. The Project’s site is 640 kilometers by road from the seaport of Douala, and about 400 kilometers from the capital city of Yaounde. The closest town to the Project site is Lomie, at approximately 26 kilometers to the west – southwest. The closest railroad transport to the Project is at the town of Belabo, at a distance of approximately 250 kilometers. Transportation from Yaounde to the Project is by paved highway to Ayos, improved public road to Abong Mbang and private logging roads or public roads to the project site. International airports and modern telecommunication facilities exist at Yaounde and Douala. Suitable shipping and receiving facilities exist at the international seaport of Douala.

1.1

1.3 Project Ownership

The mining rights held by GeoCam, consist of a Mining Permit covering a total surface of 1,600 square kilometers, which includes approximately 337 square kilometers of cobalt-nickel mineralized lands. Most of the Mining Permit lands are zoned “mineral exclusive” lands.

The Mining Convention was signed on July 31, 2002 by the Ministry of Mines, Water, and Power of the Republic of Cameroon. On April 11, 2003, a Mining Permit Decree was issued to GeoCam, covering an area of 1,600 square kilometers. The Mining Permit Decree states the area as 1,250 square kilometers, although the area within the coordinate boundary measures 1,600 square kilometers.

Geovic’s participation in the Mining Permit holder GeoCam is 60 percent direct corporate holding by the US-based Geovic, Ltd. In addition, another 0.5 percent is held by Geovic’s founder. The 39.5 percent balance is currently held by four Cameroonian individual shareholders with 19.5 percent, and 20 percent held by Societe Nationale d’Investissement du Cameroun (SNI), a Cameroon government investment corporation.

1.4 Geology

Southeastern Cameroon lies within a region of metamorphosed Proterozoic rocks ranging in age from 600 to 1,800 million years and extending across much of west-central Africa. In southeastern Cameroon, several assemblages of such metamorphic rocks occur, including cobalt, nickel and manganese enriched laterite profiles that resulted from the weathering of serpentinites. The Nkamouna and Mada deposits are two of seven deposits hosted in residual laterites that have formed by prolonged tropical weathering of serpentinites. Large areas of mineralized laterite, some of which are several tens of square kilometers in extent, have been preserved on low-relief mesas or plateaus underlain by ultramafic rocks that stand over the surrounding dissected lowlands. The lowlands are underlain by schists, phyllites, quartzites and meta-volcanics.

The Cameroon laterite profiles show a strong vertical zonation, which reflects the transition from un-weathered host rock at the base, to highly leached residues at the surface. The Cameroon laterites depart from the norm somewhat, in possessing two layers of iron-rich laterite, between which lies ferricrete breccia. The portion of the profile under the breccia includes limonitic ferralite and underlying saprolite units that are more typical of humid tropical laterite profiles.

1.2

1.5Mineralization

The Nkamouna reserves and Mada resources are unusual in terms of mineralogy as all the cobalt, approximately half the nickel and nearly all the manganese is contained in the mineral asbolane. Asbolane is a relatively hard mineral that is uniquely coarse in these particular deposits. Nkamouna and Mada are atypical of nickel laterite deposits in their high Co:Ni ratio (~1:3), high cobalt grade (0.24%), abundant maghematite, thickness of ferricrete breccia and very low content of magnesium oxide.

Of great significance is the size of asbolane agglomerates that host all of the cobalt and almost all of the manganese. Some would describe the deposit as a cobalt-containing manganese wad in a lateritic profile rather than a cobalt laterite. A substantial portion of the cobalt in other laterite deposits is contained in absolane, but is too fine or too low grade to allow physical upgrading.

1.6 Exploration

Nickeliferous laterite deposits in southeast Cameroon were first discovered and investigated by the United Nations Development Program (UNDP) during 1981-1986, in a cooperative project with the Cameroon Ministry of Mines, Water and Energy to evaluate mineral potential in southeastern Cameroon. Following a regional stream sediment geochemical survey that indicated the likely presence of laterite nickel mineralization, the UNDP project drilled eleven core holes in the Nkamouna area.

Several of the UNDP holes intersected laterite and saprolite with interesting nickel and cobalt values. The first hole traversed 56 meters of laterite and fresh serpentinite, with nickel values up to 1.00 percent and cobalt values up to 0.19 percent. Due to the remote location and the low nickel prices at the time, the discovery did not draw much attention.

A government-issued Prospecting Permit covering 19,600 square kilometers was granted to GeoCam in 1995. In 1999, an Exploration Permit, PDR 67, was granted on a reduced area of 4,876 square kilometers. A Mining Convention was entered into between GeoCam and the Republic of Cameroon in 2002. In 2003 Mine Permit No. 33 was issued by decree granting to GeoCam the exclusive rights to exploit the deposits within the permitted 1,600 square kilometer area.

GeoCam’s exploration program initially was based on manually dug test pits, and later incorporated drilling and limited trenching. The program began at Nkamouna and was later extended to the other laterite plateaus, which were identified by satellite images and air photos. Geologists from the Cameroon Ministry of Mines, Water and Energy participated in the work to provide government oversight as well as training. By 2003, GeoCam had largely completed the pitting program at Mada. GeoCam had undertaken a more intensive pitting and drilling program on the nearby Nkamouna plateau through 2004, due to the better access there utilizing recent logging roads. Approximately 1,375 test pits and drill holes on spacings that average 125 meters by 60 meters support mineral resource and reserve estimates in the PFS for Nkamouna. The inferred resource at Mada has a nominal pit spacing of 500 meters.

1.3

1.7 Resource Modeling

A mineral resource estimate was prepared for the Nkamouna and Mada areas using a three-dimensional block model to estimate cobalt, nickel, and manganese grade. Each individual block had dimensions of 10 by 10 meters horizontal by 1-meter vertical and included lithology and resource classification codes. Block grades were estimated for cobalt, nickel, and manganese using inverse-distance-power (IDP) estimation with grade-zoning controls. Because the mineralized interval is less than 15 meters thick, including ore and overburden compared to 4,000 meters in horizontal extent, the model was flattened relative to topography. In addition to the grade-range selection parameters, capping grades were established for each grade zone based on the composite grade distribution.

Variograms were run on 1-meter composite assays using the log-transformed grades in the index model to evaluate the continuity of cobalt, nickel, and manganese mineralization. The log-transformed variograms were then converted to relative variograms using the standard covariance transformation method. Directional variograms were computed parallel to the top of mineralization at azimuths of 0E, 30E, 60E, 90E, 120E, and 150E to evaluate directional anisotropies.

Compared to the Nkamouna deposit, the Mada deposit is reported to have similar geologic properties. Significant differences between the deposits and data are as follows:

1.	The potentially mineralized material at Mada covers an area approximately seven times larger than Nkamouna.

2.	All Mada samples are pits and most of the pits are not deep enough to penetrate the full thickness of the lower limonite (ferralite) horizon, which is the primary ore-bearing horizon at Nkamouna.

3.

The Mada deposit is much more sparsely sampled than Nkamouna. Except for a few fences of pits at 100-meter spacing, sample spacing is on an approximate 500-meter grid. There are 296 pits at Mada, while 1,272 pits and drill holes were used for the Nkamouna estimate or 77 percent fewer sample locations. Considering the greater area of Mada, the sampling density is only 1/30th that of Nkamouna.

4.	The Mada deposit has only inferred resources, versus measured and indicated resources for the Nkamouna deposit.

1.8 Resource Statement

Resources by definition are in-situ mineral occurrences that are quantified based on geological data, but may not necessarily be economic. Resource classification was established for each block based on the sample grid spacing model. Determination of the appropriate grid size for each resource class was based on the continuity of cobalt above a cutoff grade of 0.10 percent.

1.4

The mineral resource for Nkamouna is summarized by class in Table 1-1. The cutoff grades vary based on processing characteristics of each of the three main lithologic units.

TABLE 1-1
Geovic Ltd.
Nkamouna Project, Cameroon
Mineral Resource Statement

At the selected cutoff grades the measured and indicated mineral resource is 61 million tonnes at a cobalt grade of 0.245 percent and a nickel grade of 0.654 percent. In addition, the inferred resource at Nkamouna is estimated as 15 million tonnes at 0.185 percent cobalt grade and 0.605 percent nickel grade.

The mineral resource for Mada is summarized in Table 1-2. The cutoff grades vary based on processing characteristics of each of the lithologic units. All Mada resources are classified as “Inferred Resources.”

The Mada resource is summarized using a cutoff grade of 0.12 percent for ferralite and 0.28 percent cobalt for breccia.

1.5

TABLE 1-2
Geovic, Ltd.
Mada Resource Estimate
(Sample Spacing up to 1500 meters, Maximum Extrapolation 420 meters)

PAH believes that the resource estimate included in this report conforms to international standards such as the Canadian Institute of Mining (CIM) definitions as adopted by Canadian National Instrument NI 43-101.

1.9 Reserve Estimate

Reserves are that part of the mineral resource that can be extracted and processed at a profit. The Nkamouna ore reserves presented in Table 1-3 are classified as a proven and probable mineral reserve based on a cutoff of $12.00/tonne net revenue. The mineral reserve is 53 million tonnes at a cobalt grade of 0.237 percent and a nickel grade of 0.719 percent.

TABLE 1-3
Geovic Ltd.
Nkamouna Project, Cameroon
Mineral Reserve Statement

PAH believes that the reserve estimate shown in Table 1-3 is reasonable and meets the definitions as stated by Standards for Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP dated December 23, 2005. The qualified persons involved in the property evaluation and resource and reserve estimates were Alan Noble, P.E. of Ore Reserves, Inc. an associate of PAH, Richard Lambert, P.E. of PAH and Dr. Frederick Barnard, P.G., an associate of PAH.

1.6

The economic analysis, which can be found in Section 23 of this report, is positive at the metal prices of $12/lb cobalt and $3.50/lb nickel that were used to develop the mine plan and estimate the tonnages reported in Table 1-3. Therefore, the economic criteria are met and the estimates for Nkamouna’s PFS can be classified as reserves.

1.10 Mining

The Nkamouna project will be mined as an open-pit utilizing hydraulic shovels and excavators and 54-tonne trucks as the primary mining equipment. The Nkamouna PFS considers an average annual mining rate of 6.33 million tonnes over the 21.3-year mine life. This includes 3.86 million tonnes of waste per year and 2.47 million tonnes of ore per year for an average stripping ratio of 1.56 to 1. The mine plan was developed from the resource model by creating blocks around the resource that are approximately 150m wide and 500m long. The 150m wide blocks were developed on logical breaks in the resource model and are not uniform in dimension. The average grade and value of each block was then determined.

It is envisoned that the Mada project will also be mined using similar methods and equipment. No mine plan was developed from the resource model.

1.11 Mine Design

Design of the ultimate pit for Nkamouna was based on mining the higher valued blocks first with a natural development of the block sequence to allow backfilling of the blocks. The blocks are developed in a direction progressing downhill. This minimizes the haul distance in the early years by first developing the blocks closest to the plant.

Mine design started with the completion of the resource model. The seam model was then diluted to represent the thickness expected to be mined using reasonably selective equipment and methods. The dilution is based on a minimum of one meter of ore so that less than one meter is considered waste and if the inter-burden between ore layers is less than 2 meters it is taken with the ore. There were many areas where the inter-burden was 1 to 2 meters in thickness with some low grade values and it was determined that it would be easier to mine this with the ore than try to segregate the waste, thereby simplifying the mining method. The ore zones become much more uniform by allowing 2 meters of low grade interburden to be mined as ore.

All major access and haul roads will be crowned with sufficient thickness of screened ferricrete breccia mine waste and compacted to create road surfaces that will minimize interruptions to project operations during rainy seasons.

1.7

1.12 Mine Operations

Mine equipment requirements for Nkamouna were developed from the annual mine production schedule, based on the mine operation schedule, equipment availability, and equipment productivities. Mine production was based on an equipment fleet which includes 6.5-m3 hydraulic excavators and shovels, 6.9-m3 wheel loaders, 54-tonne haul trucks, and 152-mm diameter truck-mounted auger drills. The location of the Physical Upgrading (PUG) plant and waste dumps or backfill repositories were used to calculate truck cycle times and estimate production capacity. The mining fleet is sized for a nominal 8 million tonnes per year mining rate. Production planning was based on matching truck fleets to the loader/shovel fleet based on respective cycle times.

Mine personnel includes all the exempt and non-exempt employees in operations, maintenance, engineering, and geology departments. The salaried mine staff comprises a maximum of 16 people during mine production which will include a maximum of 8 expatriates. Expatriates are replaced over time with a reduction to six by Year 2, four by Year 3, two by Year 4, and down to the Mine Manager from Year 5 through Year 21.

Plans are for the Nkamouna mine to operate two 12-hour shifts per day, 7 days per week for a total of 14 shifts per week. The mine operation schedule allows for 26 shifts per year being lost due to weather delays in the mine. It is envisioned that mining of ore would occur on both shifts in order to minimize stockpiling and re-handling.

1.13Metallurgy

The final ore concentration and nickel and cobalt recovery processes used as the basis for the Nkamouna PFS were developed by way of multiple metallurgical testing programs. The more significant programs were conducted by Mountain States Research and Development Inc. (MSRDI) (bench-scale testing including: attritioning, scrubbing, physical separation, settling tests, heavy media separation, pilot scrubbing tests, and bulk sample preparation) from 2003-2005, and Hazen Research Inc. (bench-scale testing including: grindability, leaching, solution purification, solvent extraction, and manganese recovery) from 2004-2005.

In 2002, Pittsburgh Mineral & Environmental Technology identified asbolane as the host of all the cobalt in the Cameroon deposits. It also established cobalt and nickel levels in the asbolane (7 to 19.5 percent CoO, 2 to 15 percent NiO). Subsequent test work confirmed that cobalt existed in a discrete, coarse form that was soluble in H2SO3 at atmospheric pressure.

Prior to 2006, there was no specific physical upgrading or agitation acid leach testwork for the Mada project. However, it is anticipated that the mineralization and metallurgical processes for both Nkamouna and Mada will be similar, based on mineralogical characterizations performed by Pittsburgh Mineral & Environmental Technology (PMET) on samples from Nkamouna, Mada, and Rapodjombo.

A bulk sample was taken from 25 Mada pits (53, 1-meter samples) that were metallurgically tested by Metcon (Tucson, Arizona) and compared to the Nkamouna metallurgical tests. The Mada and Rapodjombo metallurgical samples were found to be consistent with the Nkamouna column (heap leach) tests.

1.8

Testwork for Physical Upgrading (PUG)

Several investigators determined that a simple physical sizing process could produce an asbolane concentrate. The concept of dis-aggregation and separation of the uniquely coarse asbolane in this ore from the fine, soft waste and low-grade material was firmly established. The finer grained, softer ferralite ore type responded more favorably than the harder breccia ore types.

Encouraged by these results, a comprehensive upgrading program was initiated at MSRDI. The program included scrubbing/attritioning of a variety of lithologic samples with and without wetting agents and pH modifiers. MSRDI evaluated particle separations at sizes ranging from 8 to 200-mesh. The objective was to optimize project economic performance not metal recoveries.

MSRDI subsequently conducted a pilot upgrading test on a 15.5-tonne representative bulk sample of Nkamouna ore. The primary objective of this program was to obtain about five tonnes of upgraded concentrates for subsequent pilot leach and solvent extraction tests. A simple truck-mounted cement mixer was used for attritioning/scrubbing along with two-stage screens for sizing the attritioned pulp to a plus 48-mesh concentrate and a minus 48-mesh fine tailing.

Based on a +48 mesh separation size, testwork indicates that 21.5 percent of the run-of-mine ore reports to the PUG concentrate, 11.5 percent to a low-grade concentrate or middling and 67 percent to the fine tailings. Analysis of final testwork confirmed upgrade factors of 3.2 for the ferralite and 1.7 for breccia, or an overall factor of three for an ore composition of 90 percent ferralite and 10 percent breccia.

Testwork for Metal Recovery Plant (MRP)

Hazen Research, Inc prepared a composite sample from the test concentrates produced by MSRDI. Hazen completed a comprehensive series of bench-scale tests investigating the dissolution of the asbolane concentrate, purification of the resulting leach solution, solvent extraction and production of cobalt, nickel and manganese products. Hazen also completed a prefeasibility study of the Metals Recovery Plant (MRP). This study concentrated solely on the leaching and metals recovery operations. It included a conceptual design, preliminary equipment selection and capital and operating costs of several alternative scenarios. Pilot-scaled tests are planned on the 5 tonnes of PUG concentrate produced by MSRDI.

Summary

A brief summary of the metallurgical parameters for process plant design is given in Table 1-4.

1.9

TABLE 1-4
Geovic Ltd.
Nkamouna Project, Cameroon
Process Metallurgical Design Summary

1.14Processing

Processing this unique material starts with crushing, attritioning and particle sizing to produce a high-grade, coarse concentrate. The PUG plant will be fed from stockpiles using a wheeled loader and direct dumping from ore haulage trucks. The plant basically consists of a receiving hopper and two stages each of crushing, attritioning and particle classifying to produce coarse, high-grade concentrates (-1 inch x +48 mesh), low-grade middlings (-48 mesh x +200 mesh) and fine tailings (-200 mesh). The concentrate will be conveyed to a receiving bin at the process plant. As 64 percent of the cobalt is concentrated in only 21.5 percent of the ore weight, the process plant size is much smaller and financial performance is dramatically improved compared to processing run-of-mine ore.

The simplified procedures described below were developed by Hazen Research to process the PUG concentrate at the MRP:

o	Grind to 80 percent minus 100-mesh for optimum leach performance.

o	Leach with sulfurous acid in four agitated tanks under atmospheric pressure and at a temperature of 70(Degree) C.

o	Separate leached solid tailings from the Pregnant Leach Solution (PLS) by a series of six counter-current decantation thickeners.

o	Condition PLS to consume all sulfite and remove aluminum, iron, copper and zinc prior to SX.

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o	Concentrate, purify and separate cobalt and nickel in a two-stage SX circuit using hydrochloric acid as stripping agent.

o	Convert cobalt and nickel chloride solutions to high purity, marketable oxides (78+% metal) while regenerating hydrochloric acid using spray roasters.

1.15Tailings Disposal and Management

The PUG plant feed is a nominal 7,000 tpd with 1,500 tpd of product to the MRP, 4,700 tpd of fine tailings, and 800 tpd of middling concentrates. The PUG tailings will be disposed of in the Napene Creek tailings storage facility (TSF). The middling concentrates will be stored in a segregated area of the mine backfill.

The two main waste streams from the MRP are manganese precipitate and CCD leach tails. The manganese precipitate will be stored in a segregated area of the mine (55 tpd) and the CCD leach tails (1,385 tpd) will be co-disposed with the PUG tails in the Napene Creek TSF.

Geovic had previously planned to backfill all mine waste rock and process tailings into the mine backfill. This option appeared to have many advantages compared to disposing slurry tailings in a separate impoundment. However, it also presented significant engineering, scheduling, environmental and other challenges during project development, operations and reclamation. As a result, the Napene Creek TSF became the preferred action.

The following options will be evaluated for processing mineralized material from Mada.

o	Truck the Mada mineralized material to the Nkamouna PUG and MSP plants.

o	Install a PUG plant at Mada and truck concentrates to the Nkamouna plant.

o	Install a new PUG and MRP in the north Mada area.

Depending on the process decision from the above options, after the Napene Creek tailings storage facility is filled to capacity, tailings from additional Mada resources could be piped to other alternate tailings disposal areas currently being considered within a 4 kilometer radius of the Nkamouna plant site.

1.16 Site Water Management

An overall water balance was prepared from material balances for the PUG plant, MRP, and Napene Creek TSF. Except for the TSF, all flows are constant throughout the year. Knight Piesold estimated water flows in and out of the TSF on a monthly basis, including excess water generated by consolidation of settled tailings, seasonal rainfall, and evaporation.

1.11

Water available from the TSF for pumping back to the PUG plant and MRP varies seasonally and yearly. The rate of water impounding in the TSF declines during the project life due to gradual consolidation of solids. The overall water balance shows that the need to divert surplus water around the tailings dam is a rare event. The overall water balance is simplified as all water in the mine and infrastructure areas will be diverted around such facilities and placed in natural drainages. In this manner, the Napene Creek TSF water balance will be independent of other project components.

1.17Ancillary Facilities

To support the mining and milling operations at Nkamouna, a number of ancillary facilities will be required. These include energy generation, a mobile equipment maintenance shop, warehouse, reagent storage building, laboratory, and administration offices.

Combined Heat and Power (CHP) units fueled by locally harvested wood will produce total project requirements of 2.5 MW of electrical energy and 11 MW of thermal energy. A temporary 300-man construction camp will be installed and used until permanent housing can be obtained to meet project operating requirements. On-site accommodations will be provided for expatriate staff, most of who will be scheduled for about 6 weeks on site and two to three weeks to their destination of choosing. Housing and other community assistance will be provided to local employees, who will be drawn from nearby villages.

Abundant water is available from shallow wells to be completed in the Edje River floodplain; however, much of the process water will be recycled from the TSF. Mining, processing and housing facilities will each be provided with sewage collection and treatment systems.

1.18Regional Infrastructure

The Project is located in the East Province of Cameroon, about 640 kilometers by road from the seaport of Douala, and 400 kilometers from the capital city of Yaounde. International airports and modern telecommunication facilities exist at Yaounde and Douala. Douala also has adequate seaport facilities to meet all foreseeable needs of the Project. Railroad transport is not planned for use since service is limited and the closest siding is 250 kilometers northeast of the Project.

Access to the Project from the seaport of Douala is by a paved highway via Yaounde to Ayos. A reasonably well-maintained, two-lane gravel road extends in 90 kilometers from Ayos to Abong Mbang. Lomie is reached by turning south from Abong Mbang on a narrow dirt road for 127 kilometers. Lomie is the only town of any size in proximity to the Project, which is 26 kilometers to the east. Driving from Yaounde to the Project takes about eight hours.

Geovic will expand and improve the road access to facilitate transport of equipment, supplies and personnel to and from the Project on a year-round basis, except during the most severe periods of rain. A small private airstrip will also be constructed near the Project to expedite the transport of personnel, small parts and supplies, and for emergencies. Scheduled bus and van service between the project and main towns and villages around the project site will provide a reliable means of transport for many employees.

1.12

1.19Implementation Plan

As recommended by the Nkamouna PFS, several activities will be undertaken to advance the development and construction of the Nkamouna project. These includes leach, SX and pyrohydrolysis testing on a 5-tonne sample of PUG concentrates, additional PUG tests, completion of a definitive feasibility study, obtaining regulatory permits and securing financing for the Project.

A comprehensive Environmental and Social Assessment (ESA) will meet the laws of Cameroon, and IFC and World Bank standards for financing international projects. Baseline data for the ESA was collected in 2004 and included a consolidation of data from previous environmental studies. Mining, processing and reclamation operations are fully integrated in a manner that minimizes environmental impacts and risks. All permits necessary to construct and operate the project are scheduled for approval by early 2007.

1.20Reclamation and Closure

The objectives, criteria and conceptual plans proposed in the Reclamation and Closure Plan will be the subject of future mine management, planning and continuing refinement. The initial Plan, as prepared by Knight Piesold (KP), is designed to provide practical onsite guidance for the implementation of the principles outlined and will undergo regular review as appropriate and necessary to update the Plan. A Project closure cost of $14 million was developed by KP and is included in this evaluation.

1.21 Cobalt and Nickel Sales

The Nkamouna project will produce approximately 3,300 tpy of cobalt contained in approximately 4,200 tpy of high-grade cobalt oxide over the first 21 years of operations. This amounts to approximately 6 percent of world cobalt consumption in 2004. Demand forecasts by Geovic and independent analysts suggest that the global cobalt market will accommodate this production along with by-product cobalt from a number of other proposed copper and nickel projects. As current world cobalt production may need to triple to 160,000 tonnes per year by 2030 to meet the rapidly growing demand for hybrid electric vehicle batteries and other uses, markets for products may justify production expansions beyond 8,000 tonnes of cobalt per year.

Nkamouna nickel production is expected to average 2,700 tpy, or less than 0.2 percent of the worldwide production.

1.22 Project Economic Model

The total initial capital is approximately $111 million, with an additional $50 million of sustaining capital required over the 21-year mine life. The 15-month construction period also includes $18 million of costs that are treated as expenses for tax purposes. The cash operating cost per pound of cobalt produced is $0.96 after by-product credits, including direct and indirect costs and production taxes.

1.13

Several economic models were prepared assuming 100 percent equity financing, including a Base Case, and a Reserve Case. For comparison purposes, the results of the two cases are shown in Table 1-5. The Reserve Case used prices per pound of $12 cobalt and $3.50 nickel to establish reserves in the mine plan, whereas the other case used three-year average metal prices.

Additional sensitivity models were prepared that varied the capital and operating costs, metal prices and metal recovery.

TABLE 1-5
Geovic, Ltd
Nkamouna Project, Cameroon
Economic Evaluations

(1)  Net of nickel by-product credit, and including production taxes.

1.22.1 Base Case Evaluation

The Base Case economic analysis generates an after-tax NPV of $642 million (at an 8% discount rate), and an IRR of 77.5 percent. Project payback is 1.2 years. Total before-tax cash flow is $2.34 billion. The following criteria, in addition to that presented previously, were used to develop the analysis.

1.	The evaluation assumes 100 percent equity with no debt financing for a 100 percent interest in the project.

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2.	The analysis was done in constant fourth quarter 2005, US dollars with no escalation of operating costs, capital costs, or revenue.

3.

Exploration and development costs from inception of the project in 1994 through September 2007, or prior to the 15-month construction period, are not included in the economic model. A tax loss carry-forward of $15 million for expenditures since inception has been included in the income tax calculation.

4.

Pre-production expenses during the 15-month construction period are included in the model and are estimated at $18 million. These costs are treated as expenses for tax purposes and cover initial mining, PUG plant operations, local assistance programs, and G&A for the Project and GeoCam. Pre-production capital is depreciated at accelerated rates as allowed by the Mining Convention.

5.

Working capital for the project consists of initial inventory, spare parts, and accounts receivable less accounts payable. Accounts receivable and payable are calculated for monthly revenue and payments based on 30-day collection and payments cycles. A lag of 30 days of revenue for the project is equivalent to four months of operating costs.

6.	Income from salvage at the end of the project life is assumed to equal the un-depreciated book value. There is a write-down for any remaining book value for the equipment to offset income.

7.	Transportation, marketing, insurance and sales expenses per pound of cobalt were estimated based on typical transportation rates and other information provided by Geovic.

8.

Shipping companies will provide seaport handling and storage facilities, mainly for receiving sulfur and lime or soda ash and shipping nickel and cobalt oxides. The costs for such services and facilities have been included in the costs of the incoming freight and products shipped.

9.	Depletion is currently not applicable under Cameroonian tax law and has not been included in the economic model.

1.23 Study Conclusions

Key findings of the Nkamouna PFS are summarized below:



Pincock Allen & Holt (PAH) estimates that the Nkamouna deposit contains a mineable reserve of 52 million tonnes of ore grading 0.237 percent cobalt and 0.719 percent nickel. Total metal contained in the ore is 275 million pounds of cobalt and 835 million pounds of nickel. The ore-body is predictable and open for further expansion. Reserves are based on definitions in Canadian National Instrument 43-101 and meet other international standards.



The ore-body averages less than 15 meters in depth and is relatively simple to mine. Most ore is contained in one interval averaging 5.8 meters thick, thereby minimizing dilution while allowing higher productivity and lower costs than multiple thin zones. Average strip ratio is 1.56 tonnes waste: 1 tonne ore.

1.15



Metallurgy is straightforward using attritioning and size separation to produce a high-grade concentrate while rejecting nearly 80 percent of the run-of-mine ore as waste and low grade. Concentrate leaching is at low temperature and atmospheric pressure, followed by solvent extraction and pyrohydrolysis to produce high-purity cobalt and nickel oxides. The Nkamouna ore is substantially lower in acid consuming constituents than most other laterite deposits.



Mountain States Research and Hazen Research confirmed the Nkamouna project’s cobalt and nickel metallurgical recovery profiles in sufficient detail to estimate with confidence process capital and operating costs and metal production.



The project has the potential to profitably produce 52,000 tonnes per year of manganese carbonate; however, the Nkamouna PFS is based on disposing manganese until markets can be better defined and the $12 million of additional capital for such production is justified.



GeoCam’s mining rights were secured from The Republic of Cameroon via a Mining Convention issued in 2002 and a 25-year Mining Permit decreed in 2003 that covers 1,600 square kilometers and is renewable for the life of the resource. Business incentives were granted in 2002 when the project was designated a Strategic Enterprise Regime.

	Production statistics:

Process Throughputs	7,000 tonnes ore/day to physical upgrade plant
1,500 tonnes concentrate/day to metal recovery
plant (MRP)

Physical Upgrade Plant
Recoveries	cobalt 63.6%
nickel 30.8%
Product Weights	21.5% in high-grade concentrates to MRP
11.5% in low-grade concentrates to stockpile
67.0% in fine tailings to permanent disposal
Metal Recovery Plant Recoveries	cobalt 90.0%
nickel 50.0%

Net Payable Metals	cobalt 57.2%
nickel 15.4%

Life of Mine Production	cobalt 158 million pounds
(payable metals)	nickel 129 million pounds

Average Annual Cobalt Production	7.3 million pounds (3,300 tonnes)
Average Annual Nickel Production	6.0 million pounds (2,700 tonnes)

	Economic statistics:

1.16

Initial Capital	$111 million
Working Capital	$ 18 million
Ongoing Capital	$ 36 million

Expense During Construction	$ 18 million, includes mining, stockpiling of
PUG concentrates and G&A/training

Cash Operating Cost *	$0.42 per pound of cobalt
Production Taxes	$0.54 per pound of cobalt
Total Cash Costs *	$0.96 per pound of cobalt
Capital Cost Amortization	$1.02 per pound of cobalt
Total Cost	$1.98 per pound of cobalt

After Tax Internal Rate of Return	77.5%
Project Net Present Value @ 8%	$642 million
@ 10%	$529 million

Project Payback	1.2 years

* Net of nickel by-product credit

Additional key findings of the Mada Resource Report are summarized below:



Pincock Allen & Holt (PAH) estimates that the Mada deposit contains an inferred resource of 145 million tonnes at a grade of 0.21 percent cobalt and 0.48 percent nickel. Resources are based on definitions in Canadian National Instrument 43-101 and meet other international standards. These resources may feed the initial Nkamouna plant for several additional years.

	The deposit averages approximately 4 meters in depth and is relatively simple to mine. Most mineralization is contained in one interval averaging 4 meters thick.

1.23.1 Adequacy of Procedures

PAH and various other firms and independent consultants have reviewed the methods and procedures utilized by Geovic at the Nkamouna and Mada Projects to gather geological and assaying information and found them reasonable and meeting generally accepted industry standards.

1.23.2 Adequacy of Data

PAH believes that Geovic has conducted exploration and development sampling and analysis programs using standard practices, providing generally reasonable results. PAH believes the resulting data can effectively be used in the subsequent estimation of resources for Nkamouna and Mada, and reserves for Nkamouna based on a preliminary feasibility level of study.

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1.23.3 Adequacy of Preliminary Feasibility Study

This Technical Report is based on the Nkamouna Project Preliminary Feasibility Study prepared by PAH, dated March 2006. This Preliminary Feasibility Study was prepared using standard industry practices and provides reasonable results and conclusions.

1.23.4 Compliance with Canadian NI 43-101 Standards

PAH believes that the current pit and drill hole database for Nkamouna is sufficient for generating a preliminary feasibility level resource model for use in resource and reserve estimation. Recovery and cost estimates are based upon sufficient data and engineering to support a reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a reserve statement.

For Nkamouna, at a cutoff of 0.12 percent cobalt in the limonite and ferralite, and 0.23 percent cobalt in the breccias, the measured and indicated resource is 61.1 million tonnes at a cobalt grade of 0.245 percent and a nickel grade of 0.654 percent. Included in this resource is a proven and probable reserve of 52.7 million tonnes of ore at a cobalt grade of 0.237 percent and a nickel grade of 0.719 percent based on a value cutoff of US$12.00 per tonne of ore.

For Mada, at the same cutoff of 0.12 percent cobalt in the limonite and ferralite, and 0.23 percent cobalt in the breccias, the inferred resource is 145 million tonnes at a cobalt grade of 0.21 percent and a nickel grade of 0.48 percent.

PAH believes that the resource and reserve estimates have been calculated utilizing acceptable estimation methodologies. PAH is also of the opinion that the classification of measured and indicated resources for Nkamouna stated in Table 17-21, inferred resources for Mada, stated in Table 17-24, and proven and probable reserves for Nkamouna stated in Table 17-23, meet the definitions as stated by NI 43-101 and defined by CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on December 21, 2005.

1.24 Study Recommendations

The Nkamouna Project Preliminary Feasibility Study dated March 2006 provides reasonable results and conclusions and, in PAH’s opinion, meets the requirements of a preliminary Feasibility Study. As the project moves from the preliminary feasibility stage into the feasibility and design and construction phases there are areas of the project that should be given additional consideration beyond what is required for a preliminary feasibility level study. Below is a list of recommendations to consider as the Nkamouna project advances:

1.18

1)

Additional sample pits and exploration drilling should be investigated as the Nkamouna deposit has many pits that bottom in ore grade material. Costs for additional sample pits within the reserve outline are estimated at approximately $100,000.

2)

Trenching or test mining through a significant part of the deposit should be evaluated to confirm the correlation between holes, to evaluate the shape of the formation contacts, and to establish grade control requirements. Costs are estimated at $100,000.

3)	A procedure to determine PUG recovery factors for use in grade control should be evaluated. This is an assessment and can be accomplished under the costs for items 1 and 2.

4)

The Feasibility Study will develop a more detailed cost estimate for the infrastructure. PUG plant, Metal Recovery Plant, and CHP. Costs for completing the Feasibility Study are estimated at $1.7 million.

5)	Future geologic modeling should further refine grade zone boundaries. This work would be completed under the Feasibility Study costs under item 4.

6)

Additional geotechnical studies should be undertaken to establish appropriate pit slope angles. An assumed slope angle of 60 degrees has been used in the Preliminary Feasibility Study. Pit geotechnical studies are estimated to be $50,000.

7)

Additional hydrological studies to determine mine dewatering requirements, pumping equipment, and discharge volumes should be undertaken. Evaluation of stormwater runoff volumes, diversion ditch locations, and mitigation measures should be included in the Feasibility Study. Costs for hydrologic studies are estimated to be $50,000.

8)

It is assumed that breccias that don’t meet the ore grade requirements can be used for road construction material. The Feasibility Study should quantify the road construction requirements. This work would be completed under the Feasibility Study costs under item 4.

9)

Additional metallurgical testwork is needed to further evaluate the attritioning equipment for final process engineering design. Once this work is completed, the results should be reviewed to determine if modifications should be made to any of the assumptions. Additional pilot scale testwork for attritioning, leaching, solvent extraction, and pyrohydrolysis are estimated to cost $600,000.

10)

An Environmental and Social Impact Assessment (ESIA) and Environmental and Social Action Plan (ESAP), to World Bank Standards, are currently being prepared for the Nkamouna Project. Once the ESIA is completed it should be reviewed and the appropriate measures incorporated in the Nkamouna Project plan of operation. Costs for completing the ESIA, ESAP, and a land lease for the disturbance of lands are estimated at $400,000.

1.19

11)

PAH has expressed concern with the PUG plant screen sizes and the potential to plug, but is comfortable that sufficient capital is included to overcome this issue. This will be evaluated with the metallurgical testwork under item 9.

12)

The tailings design is at a prefeasibility level and as such a more detailed investigation could have a significant impact on construction costs. Detailed design for the tailings facility is estimated at $700,000.

13)

The current concept is for the site to be self-sufficient for power using CHP units, but the demand for additional backup power needs to be further investigated. This work will be completed as part of the Feasibility Study and costs are included under item 4.

14)

The manganese production option needs to be further evaluated for installation when the plant approaches design capacity and markets for such a product are established with confidence. This is a discretionary evaluation with upside potential for the project. It should be evaluated after the Feasibility Study is completed.

15)

The Feasibility Study should further evaluate the expanded production option of 8,000 tonnes of cobalt per year. Completion of detailed engineering and design is warranted to evaluate the full financial benefits of plant expansion should the cobalt market be able to absorb the supply without adversely affecting the price. A sensitivity analysis should be performed to understand the point at which the expansion option is feasible. A third-party marketing study is recommended to determine price and production sensitivity and is estimated to cost $40,000.

The Mada Resource report provides a reasonable inferred resource estimate and based on the size of the resource, warrants additional work. PAH suggests the exploration program for the Mada project should include additional infill data and proceed to a Preliminary Assessment stage. The hole or test pit spacing recommended by Alan Noble of Ore Reserve Engineering for measured, indicated and inferred resources at Mada is 100m, 200m and 400m, respectively. The current pit spacing at Mada is a nominal 500m, but many of the pits are too shallow to transect the cobalt mineral zone. Below is a program to complete exploration and further develop the Mada resource:

1)	RC drilling 216-holes to an average depth of 20m (4,320m).

2)	Infill RC drilling 216-holes to an average depth of 19.5m (4,220m). These holes will be drilled as tangential offset holes to the initial 500m spaced drill holes and the hand dug pits.

3)	Construct 166-km of drill access.

4)	Approximately 210-pits will be hand-dug and deepened at Mada (e.g., 90-deepend; 20-dug adjacent to drill holes, and 100-new pits).

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5)	Core drilling 20-holes (e.g., offset holes to existing hand dug pits, and new drill holes; 15-20m cored per hole and the rest RC).

Mada Exploration Cost Estimate, US $

	RC Drilling	260,000
	Infill Drilling	240,000
	HQ coring (200m mineral)	20,000
	Pit digging program & s.g.’s	30,000
	Road and drill tracks	20,000
	Support equipment & vehicles	120,000
	Contract surveying	50,000
	Assaying and sample shipping	70,000
	Metallurgical testing (PUG & leach)	30,000
	Reclamation of roads and pits	10,000
	Kongo base camp costs	200,000
	QA-QC program	20,000
	43-101 Mada resource estimate & report	50,000

	Sub-Total	$1,120,000
	Contingencies	230,000
	GRAND TOTAL	$1,350,000

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